SIDLEY AUSTIN LLP 60 STATE STREET 36TH FLOOR BOSTON, MA 02109 +1 617 223 0300 +1 617 223 0301 FAX AMERICA • ASIA PACIFIC • EUROPE

August 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mses. Mindy Rotter and Samantha Brutlag

Re:	Ironwood Institutional Multi-Strategy Fund LLC
Pre-Effective Amendment No. 1 under the Securities Act of 1933 and
Amendment No. 29 under the Investment Company Act of 1940 to the Registration Statement on Form N-2
File Nos. 333-257852 and 811-22463

Ironwood Multi-Strategy Fund LLC
Pre-Effective Amendment No. 1 under the Securities Act of 1933 and
Amendment No. 29 under the Investment Company Act of 1940 to the Registration Statement on Form N-2
File Nos. 333-257853 and 811-22464

Dear Mses. Rotter and Brutlag:

On behalf of Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”) and Ironwood Multi-Strategy Fund LLC (the “Feeder Fund” and each, a “Fund” and collectively, the “Funds”), this letter responds to the telephonic comments provided by Ms. Mindy Rotter on August 6, 2021 and Ms. Samantha Brutlag on August 11, 2021, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding each Fund’s Registration Statement on Form N-2 filed with the Commission on July 12, 2021 (each, a “Registration Statement” and collectively, the “Registration Statements”), relating to such Fund’s offering of units of limited liability company interests, par value of $0.01 per unit (the “Units”).

The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the relevant Registration Statement(s).

Sidley Austin (NE) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
August 25, 2021

Accounting Comments

Comment 1:         Please confirm that the fees and expenses shown in each fee table in the section entitled “Summary of Fund Expenses” represent current fees in accordance with Item 3 of Form N-2.

Response:            The Funds have considered the Staff’s comment and confirm that the fees shown in the relevant fee table in the section entitled “Summary of Fund Expenses” represent current fees in accordance with Item 3 of Form N-2.

Comment 2:          Please confirm that live hyperlinks will be included for all documents incorporated by reference in the Registration Statements.

Response:            The Funds confirm that live hyperlinks will be included for all documents incorporated by reference in the Registration Statements.

Comment 3:          Please confirm that the independent auditor consents will be updated in the Registration Statements as necessary.

Response:            The Funds confirm that the independent auditor consents will be updated in the Registration Statements as necessary.

Comment 4:          Please confirm that the removal of the sales load from the fee tables in the section entitled “Summary of Fund Expenses” is correct.  In particular, the Staff notes that in filings made on September 3, 2020, the sales load is shown as 3% for the Feeder Fund and 2% for the Master Fund, and in the Registration Statement the sales load is shown as none for both Funds.

Response:            The Funds have considered the Staff’s comment and confirm that the removal of the sales charge (load) from the fee tables in the section entitled “Summary of Fund Expenses” is correct.  The Funds note that the term “sales load” as used in Form N-2 refers to the definition under Section 2(a)(35) the Investment Company Act of 1940, which defines “sales load” to mean:

“the difference between the price of a security to the public and that portion of the proceeds from its sale which is received and invested or held for investment by the issuer…, less any portion of such difference deducted for trustee’s or custodian’s fees, insurance premiums, issue taxes, or administrative expenses or fees which are not properly chargeable to sales or promotional activities.”

The Funds confirm that they do not believe sales commissions charged by brokers or dealers or other financial intermediaries are “sales loads” within the meaning of Form N-2 because such sales commissions will be in addition to the subscription price for Units and will not form a part of an investor’s investment in the Funds; accordingly such sales commissions charged by brokers or dealers or other financial intermediaries should not be represented in the fee tables as “sales loads”.

Securities and Exchange Commission
August 25, 2021

Legal Comments

Comment 5:          Please indicate in the disclosure that the performance information shown in the section entitled “Ironwood Composite GIPS Report” is net of any sales load, if any.

Response:            The Funds have considered the Staff’s comment and respectfully note that the following statement (with certain updates as reflected below) is included in the section entitled “Ironwood Composite GIPS Report”:

“The net performance shown above does not include any ~~up-front sales load~~commissions or transaction charges that may be charged by certain broker-dealers upon investing in the [Feeder] Fund (or upfront sales loads, if applicable). Investors who bear a sales or transaction charge (or load) will experience a lower performance return.”

The Funds will include the same statement after the first footnote under the first performance table in the section entitled “Ironwood Composite GIPS Report”.

Comment 6:          Please change the section heading of “Ironwood Composite GIPS Report” to “Ironwood Capital Management Composite GIPS Report”.

Response:            The Funds have considered the Staff’s comment and will change the section heading of “Ironwood Composite GIPS Report” to “Ironwood Capital Management Composite GIPS Report”.

Comment 7:          Please confirm that the consents of ACA Group will be updated in the Registration Statements as necessary.

Response:            The Funds confirm that the consents of ACA Group will be updated in the Registration Statements as necessary.

Comment 8:          The Staff notes that the fees waivers and/or expense reimbursements in each fee table in the section entitled “Summary of Fund Expenses” are shown as 0%.  Please confirm whether the expense examples in the section entitled “Summary of Fund Expenses” reflect any fee waivers and/or expense reimbursements; if so, the Staff notes that any fee waivers and/or expense reimbursements should only be reflected in the 1 Year example.

Response:            The Funds confirm that the expense examples in the section entitled “Summary of Fund Expenses” do not reflect any fee waivers and/or expense reimbursements.

Comment 9:          Please clarify in the disclosure that the performance information shown in the section entitled “Ironwood Composite GIPS Report” represents performance information for all accounts that are managed by the investment adviser of the Funds with substantially similar investment objectives, strategies, and policies as the Funds.

Securities and Exchange Commission
August 25, 2021

Response:            After consultation with Ironwood Capital Management, the Funds’ investment adviser (“Ironwood”), the Funds confirm that the performance information shown in the section entitled “Ironwood Composite GIPS Report” represents performance information for all accounts managed by Ironwood with substantially similar investment objectives, strategies, and policies as the Funds.  The Funds respectfully note that the following statements are included in the section entitled “Ironwood Composite GIPS Report”:

Master Fund:

“Annual Net Performance shown above represents the historical calendar year performance for all managed accounts with substantially similar investment objectives, strategies, and policies as the Fund, and is not the Fund’s performance or indicative of the Fund’s future performance.”

Feeder Fund:

“Annual Net Performance represents the historical calendar year performance for all managed accounts with substantially similar investment objectives, strategies and policies as the Feeder Fund, and is not the Feeder Fund’s performance or indicative of the Feeder Fund’s future performance.”

* * *

Please do not hesitate to contact me at (617) 223-0373 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Louisa Kiu
Louisa Kiu (as Attorney for the Funds)

cc:	Alison Sanger
Michael Mazur
Nathan J. Greene